ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS

With respect to certain sales transactions reported below, the amount reported in the "Price Per Share" column is a weighted average price. The shares of Common Stock were sold in multiple transactions at prices within the range reported in the "Price Range" column. The Reporting Persons undertake to provide to the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth below.

Transaction Date	Effecting Person(s)	Shares Acquired or (Disposed)	Price Per Share	Price Range	Description of Transaction
5/8/2025	Ernest Group, Inc.	(4,392)	$235.51	$235.00 - $235.98	Sale pursuant to a 10b5-1 plan
5/8/2025	Ernest Group, Inc.	(6,844)	$236.23	$236.00 - $236.95	Sale pursuant to a 10b5-1 plan
5/8/2025	Ernest Group, Inc.	(7,732)	$237.52	$237.00 - $237.98	Sale pursuant to a 10b5-1 plan
5/8/2025	Ernest Group, Inc.	(8,664)	$238.28	$238.00 - $238.94	Sale pursuant to a 10b5-1 plan
5/8/2025	Ernest Group, Inc.	(1,587)	$239.37	$239.00 - $239.52	Sale pursuant to a 10b5-1 plan
5/8/2025	Ernest Group, Inc.	(16,809)	$240.74	$240.42 - $241.24	Sale pursuant to a 10b5-1 plan
5/8/2025	Ernest Group, Inc.	(12,549)	$241.82	$241.52 - $242.46	Sale pursuant to a 10b5-1 plan
5/8/2025	Ernest Group, Inc.	(441)	$243.08	$242.53 - $243.52	Sale pursuant to a 10b5-1 plan
5/8/2025	Ernest Group, Inc.	(782)	$243.90	$243.53 - $244.03	Sale pursuant to a 10b5-1 plan
5/8/2025	Ernest Group, Inc.	(29,638)	$245.21	$245.00 - $245.87	Sale pursuant to a 10b5-1 plan
5/8/2025	Ernest Group, Inc.	(562)	$246.44	$246.02 - $246.58	Sale pursuant to a 10b5-1 plan
5/8/2025	Ernest Group, Inc.	(30,000)	$250.16	$250.00 to $250.82	Sale pursuant to a 10b5-1 plan
5/9/2025	Ernest Group, Inc.	(3,574)	$255.01	$255.00 - $255.11	Sale pursuant to a 10b5-1 plan
5/12/2025	Ernest Group, Inc.	(22,950)	$255.26	$255.00 - $255.91	Sale pursuant to a 10b5-1 plan
5/12/2025	Ernest Group, Inc.	(1,550)	$256.21	$256.00 - $256.83	Sale pursuant to a 10b5-1 plan
5/12/2025	Ernest Group, Inc.	(1,088)	$257.49	$257.36 - $257.97	Sale pursuant to a 10b5-1 plan
5/12/2025	Ernest Group, Inc.	(838)	$258.92	$258.35 - $259.01	Sale pursuant to a 10b5-1 plan
5/13/2025	Ernest Group, Inc.	(22,469)	$260.30	$260.00 - $260.99	Sale pursuant to a 10b5-1 plan
5/13/2025	Ernest Group, Inc.	(7,531)	$261.18	$261.00 - $261.54	Sale pursuant to a 10b5-1 plan
6/4/2025	Ernest Group, Inc.	(23,200)	$265.20	$265.00 - $265.61	Sale pursuant to a 10b5-1 plan
6/4/2025	Ernest Group, Inc.	(6,700)	$265.31	$265.00 - $265.88	Sale pursuant to a 10b5-1 plan
6/5/2025	Ernest Group, Inc.	(100)	$266.15	N/A	Sale pursuant to a 10b5-1 plan